FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 14, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES INDEPENDENT APPRAISAL OF NETVISION RECEIVED

Netanya, Israel – June 14, 2011 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that following the previously reported  negotiations with Netvision Ltd., or Netvision, for its merger with the Company's subsidiary, the Company received an appraisal of the fair market value of Netvision in connection with such merger, prepared by a reputable independent Israeli financial consulting firm nominated jointly by the Company and Netvision, or the appraiser. According to the appraisal, Netvision's fair market value as of March 31, 2011 is NIS 1,538,378 thousands. Such appraisal includes Netvision's value on a "stand alone" basis and part of the value of the synergy with the Company, which the appraiser determined should be attributed to Netvision, if the merger is consummated. In addition, on June 13, 2011 the Company's and Netvision's audit committees approved the transaction.

The execution of the contemplated merger agreement remains subject to, among other things, approval by both companies' boards of directors.  If the execution of the merger agreement is so approved, closing of the transaction would be subject, among other things, to approval of the shareholders of both companies, including by a majority of the shareholders voting on the matter who are not affiliated with IDB, and certain required regulatory approvals. We can provide no assurance that we will enter into any transaction or that such transaction will be consummated.

For additional details on the proposed merger transaction with Netvision and the conditions for its consummation see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010, under "Item 5. Operating Results – Overview – Recent Developments".

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.395 million subscribers (as at March 31, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	June 14, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel